Filed by Stock Yards Bancorp, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kentucky Bancshares, Inc.

Commission File No.: 000-52598

Date: January 27, 2021

On Wednesday, January 27, 2021, executive management of Kentucky Bank supplied the following Frequently Asked Questions (FAQ’s) to all Kentucky Bank employees via internal e-mail distribution. The purpose of the FAQ’s was to address potential questions regarding the impact of the proposed merger transaction to employees of Kentucky Bank.

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Today, Kentucky Bank and Stock Yards Bank & Trust jointly announced a merger between the two companies. The decision to sell Kentucky Bank is not one we entered into lightly. There is a legacy of experience and history with our company. We have often said we have the best team - anywhere. This merger does not diminish that opinion. Everyone has worked so hard this past year to make sure everything stayed on track, customers were served, and processes managed. Your work and devotion to Kentucky Bank, your pride to serve the bank and its customers, has always shined through. We cannot thank you enough. Below are some questions and answers we have developed to help with your questions about the future.

Background

Why is this happening and why wasn’t it shared earlier?

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As most of you know, Kentucky Bank has always been a very strong, highly rated bank by our regulators. Stock Yards Bank & Trust is working to establish the premier community bank in Kentucky and believes the combination of the two companies supports this goal. In addition, Stock Yards Bank believes this will be a good strategic investment and will provide significant growth opportunity across lines of business.

»	Both banks are publicly held companies and because of regulatory considerations, this information could not be shared before an agreement was officially filed with the SEC.

Who will be running the Central Kentucky market?

»	Louis Prichard will become the Central Kentucky Market President for Stock Yards Bank & Trust.

Will any branches be closed?

»	No, Stock Yards Bank & Trust is excited about the growth potential in the Central Kentucky Market, and as such, all Kentucky Bank branches will remain open.

How will this affect our customers and how will they be notified?

»	The transition should have little effect on our customers, except in certain circumstances where a customer has a current deposit relationship with both banks.
»	The customers will be moved to Stock Yards Bank’s online banking system in the second half of the year. More information will be provided as we get closer to conversion.
»

Customers may be aware of the merger because of the joint news release and other media announcements. At the appropriate time, we will send customer letters and other information pertaining to their account(s).

»	Major milestones that customers may need to know are:
•	Legal Closing – 2nd quarter 2021
•	System Conversion – 3rd quarter 2021
»	Both banks operate off of the Fiserv core which should make the transition seamless.
»	See the customer FAQs for more information.

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How Does This Affect Me?

Will I have a job?

»	Stock Yards Bank & Trust understands that the employees of Kentucky Bank make it successful.
»	We expect a large majority of our employees will transition to Stock Yards Bank in “essentially” the same positions – these decisions are expected to be made in the first quarter of 2021.
»

Stock Yards Bank has committed to hold job openings for qualified Kentucky Bank employees who may be interested in positions in Louisville, Northern Kentucky, Indianapolis and Cincinnati, to the extent possible.

»	Stock Yards Bank managers and Human Resources will communicate with employees in the first quarter of 2021 regarding current positions as well as potential new opportunities.

Will there be a severance for anyone who doesn’t have a position with Stock Yards?

»	Stock Yards Bank & Trust will provide severance pay to those who do not transition where there is no position available.
»

In those specific circumstances the severance will be two weeks per year of service with a maximum payout of 26 weeks, as long as the impacted employee meets the requirements set forth in the severance agreement.

Will my pay change?

»	Stock Yards Bank & Trust’s Human Resources will provide pay information and job mapping in the first quarter of 2021.

What will happen to my sick time or vacation time?

»	Stock Yards will honor any PTO (paid time off) that you have available in 2021. Beginning in 2022, we will merge our plans into one so that we are one company under the same policies.

What will happen to my 401(k)?

»	You will have three options on your 401(k).
1.	You can move it into the Stock Yards Bank & Trust 401(k) plan (through Voya), which offers similar types of investment options;
2.	You can move it to an IRA plan of your choice; or
3.	You can cash it out with standard penalties.
»	The 401(k) plan at Stock Yards Bank offers 100% match to the first 6% of your pay.
»	Additionally, Stock Yards Bank has an ESOP plan that pays 2% of pay to employee retirement accounts in the form of bank stock annually.

What benefits does Stock Yards Bank offer?

»

Eligible employees will participate in all benefit plans available to Stock Yards Bank employees. While they may not be exactly the same, there are many similarities. For example, Stock Yards Bank uses Humana for medical and Delta Dental for dental coverage.

»	Stock Yards Bank works with the Lexington office of Marsh & McLennan on East Vine Street for insurance, providing a local resource for support.
»	There will be no gap in medical coverage.
»

Other benefits include flexible spending accounts, bank contributions to a health savings account with a high deductible insurance plan, vision plan, disability protection, cancer and accident insurance, an employee assistance program, and more.

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»	Full-time employees will receive 3X base pay up to $300,000 in group term life insurance.
»	Stock Yards Bank Human Resources personnel will provide a benefits guide in the first quarter 2021.
»	You will be able to enroll in Stock Yards Bank benefits after the closing date of the merger.

Will I have to work in Louisville or any other Stock Yards Bank & Trust markets?

»	No, Kentucky Bank employees are not expected to relocate. However, anyone wishing to explore opportunities in Louisville, Indianapolis, Northern Kentucky or Cincinnati are encouraged to do so.

Will my job/title change?

»	Many jobs will remain essentially the same, or very similar.
»

There is the possibility of title changes as Kentucky Bank employees become part of Stock Yards Bank & Trust even if job responsibilities remain the same. Each employee who remains with Stock Yards Bank will receive a written job description.

»

Like Kentucky Bank, every officer at Stock Yards Bank of the bank also has a functional title. Functional titles are used both internally and externally with customers to provide consistency and a better understanding of each role.

Who will be my boss?

»	For many employees, the organizational structure will remain the same. We will communicate any structure changes within the first or second quarter of 2021.

What is the dress code?

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Stock Yards Bank & Trust has a business attire dress code policy that reflects a professional image for customers. Stock Yards Bank designates a few days each year as casual days for certain activities.

Will there be adjustment for occupational or local tax?

»	If you remain living and working in the same location following the transition, there should be no change in your tax situation.

Can I post for other job openings immediately?

»	If interested, you can view all job openings at www.syb.com and contact Stock Yards Bank Human Resources at humanresources@syb.com to express an interest in any posted position.
»	It is not necessary to post for a position that is substantially unchanged.

Will vacation benefits change?

»	The vacation hours you currently have available will continue to be available for 2021. Next year, all employees will be under the same vacation plan.

Will holidays change?

»	Stock Yards Bank & Trust is open for business on both Columbus Day and President’s Day because most of the customers are as well.
»	All other holidays are the same.
»	Our Columbus Day holiday and any unused birthday holiday hours will be converted to Personal Time in 2021.

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»	Next year, all employees will be under the same holiday plans.
»	Stock Yards Bank provides 24 hours of Personal Time for full-time employees which will equate to the paid time off you are accustomed to for the extra holidays.

Will I lose my major illness bank?

»	Stock Yards Bank & Trust also permits employees to “bank” hours to cover short or long-term leaves of absence in the future.
»	Hours you currently have in the major illness bank will transition to banked hours at Stock Yards that can be used if needed for future disability needs.

Will I receive credit for my years of service with Kentucky Bank?

»	Yes, all employees will receive service credit for their years of service with Kentucky Bank.

What will happen to my Ambassador points?

»

Stock Yards Bank & Trust offers different types of incentives which we will learn about in the middle of the second quarter. The Stock Yards Bank plan includes every employee of the bank. In 2021, 293 individuals received money from our incentive plan – roughly 45% of all employees.

»	The Ambassador program is under review. You will know in plenty of time to utilize your points prior to the transition date if it is discontinued.

What will happen to my stock with Kentucky Bank?

»

Your stock will convert to Stock Yards Bancorp stock. As a stockholder you will receive further detail on this matter in upcoming months. You can learn more about SYBT at www.syb.com and search the investor relations page. (https://stockyardsbancorp.q4ir.com/corporate-overview/corporate-profile/default.aspx)

Will I get paid if I test positive for Covid-19 or have to quarantine?

»

Stock Yards Bank has temporary pay protocols in place to help employees deal with Covid-19 quarantine requirements. Pay depends on circumstances and every case is carefully managed. We hope to be in a more “normalized” situation by the time of the transition and hope special protocols may no longer be necessary.

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Tell me about Stock Yards Bank & Trust (SYBT)

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Stock Yards Bancorp, Inc., with $4.6 billion in assets, was incorporated in 1988 as a bank holding company. It is the parent company of Stock Yards Bank & Trust Company, which was established in 1904 in Louisville, Kentucky, and now has offices in the Louisville, Indianapolis, Northern Kentucky and Cincinnati metropolitan markets.

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Stock Yards Bank has evolved from a small bank serving the Louisville livestock and agri-business industries to a nationally recognized bank known for exceptional service and strong financial performance.

»

The Bank offers business lending, private banking, commercial real estate lending, treasury management, business credit cards, retirement benefits, personal lending services, mortgage services and brokerage services.

»	In addition to its core banking operations, Stock Yards Bank & Trust Company has a large Wealth Management Group, which provides investment management, trust services and financial planning.
»	Stock Yards Bancorp consistently ranks among the strongest, fastest-growing community banks in the country, as measured by earnings growth and its high returns on equity and assets.
»	In 2020, Stock Yards Bank was recognized by Newsweek Magazine as one of America’s “Best Banks”, specifically as the “best Small Bank” in the state of Kentucky.
»

Also in 2020, Stock Yards Bank was nationally recognized by American Banker and the Best Companies Group as being one of the Best Banks to Work For. Stock Yards Bank is also a ten-time Best Places to Work employer in local contests.

»	The Company's exceptional performance has been cited by industry analysts at many investment management firms including Keefe, Bruyette & Woods (KBW) and Raymond James Financial.
»	Stock Yards Bancorp also has been recognized by U.S. Banker and S&P Global Market Intelligence as one of the top-performing community banks in the nation.

What else should I know?

What are the hours?

»

All branch hours will remain the same at least until systems conversion. A final decision has not been made yet regarding the hours of operation for the Kentucky Bank office locations after conversion. Any change in hours will be communicated to customers prior to systems conversion.

»	Work hours for all Kentucky Bank employees will be dependent upon job function and position.

Will our work processes change?

»	Stock Yards Bank & Trust uses the same core processor, Fiserv, as Kentucky Bank, however some processes may change. You will learn more about this in the coming months.

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When will the transition be completed?

»	A closing date is expected to occur in the second quarter of 2021, subject to regulatory approval.
»	The data conversion is expected to be completed in the second half of 2021.
»	Planning and implementation for the data conversion on accounts will begin immediately.

What can I do to help the transition go smoothly?

»	Welcome our new colleagues from Stock Yards Bank & Trust with the same enthusiasm and professionalism you bring to your job every day.
»	Convey only accurate information.
»	Get to know Stock Yards Bank; they bring to our company a similar spirit and passion for community banking. You can visit their website at www.syb.com.

Can I talk about this with family, friends and customers?

»	You should be proud of this exciting company news; however it is critical that you share accurate information.
»	Read this FAQ carefully and the Customer FAQs and stay informed by thoroughly reading any updates.

Are you concerned about merging company cultures?

»	No, the culture of our two companies is remarkably similar.
»	In fact, perhaps our greatest asset is our shared view on what community banking can and should be.
»	Stock Yards Bank & Trust employees share our dedication to providing the best possible customer service and a passion to make our banking experience unlike any other.
»	Stock Yards Bank manages according to a set of core values that provide a foundation of trust and respect for employees.

What will happen to the operations office buildings in Paris?

»

This will be directly related to the decisions made related to personnel and any organizational changes. More information will be available in the coming weeks/months. For now, Stock Yards Bank plans to retain the operations office building in Paris.

Some of our branch lobbies have been restricted to appointment only during COVID. Will that change?

»	We hope to be in a more “normalized” situation by the time of the transition and special protocols may no longer be necessary.

What should I tell customers?

»	You will be provided an extensive set of FAQs for your customers. Please use this to ensure consistent and accurate information is provided to all customers.
»	In terms of attitude, philosophy and dedication to providing the best possible service to our customers, they should see no change at all in the transition to Stock Yards Bank & Trust.
»	They also will enjoy the added peace of mind in banking with the one of the most well regarded community banks in the region, known for its strong operations and capital base.

Who should we contact if we have questions?

»

Your supervisor will be your first source of information. Additional information will be provided as it is available. If you have any unanswered questions, please send them to SYBCommunications@syb.com.

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What do I do if I am contacted by media or a stock analyst about this transition?

»	Please direct any calls from financial analysts to Clay Stinnett at SYBT (502-625-0890) or clay.stinnett@syb.com.
»	All media inquiries should be directed to Nick Papachristou at SYBT (502-625-0390) or Nick.Papachristou@syb.com.
»	And remember, everything you say to a reporter, even during a seemingly casual telephone call can be quoted and used in a news piece.

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Forward-Looking Statements

Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the proposed merger transaction between Stock Yards and Kentucky Bancshares, which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of Stock Yards’ and Kentucky Bancshares' Annual Report on Form 10-K for the year ended December 31, 2019, and, in the case of Stock Yards, its Quarterly Report on Form 10-Q for the three months ended September 30, 2020, as well as their other filings with the SEC for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Stock Yards and Kentucky Bancshares with the SEC, risks and uncertainties for Stock Yards, Kentucky Bancshares and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Kentucky Bancshares’ operations with those of Stock Yards will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the inability to complete the merger due to the failure of Kentucky Bancshares’ shareholders to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; diversion of management's attention from ongoing business operations and opportunities due to the merger; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on Stock Yards’, Kentucky Bancshares’ or the combined company's respective customer and employee relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by Stock Yards’ issuance of additional shares of Stock Yards common stock in connection with the merger; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Stock Yards, Kentucky Bancshares and the combined company; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this communication are made as of the date hereof and are based on information available at that time. Except as required by law, neither Stock Yards nor Kentucky Bancshares assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

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Additional Information Regarding the Proposed Transaction

This communication is being made in respect of the proposed merger transaction between Stock Yards and Kentucky Bancshares. Stock Yards will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Kentucky Bancshares that also constitutes a prospectus of Stock Yards which, when finalized, will be sent to the shareholders of Kentucky Bancshares seeking their approval of the merger-related proposals. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Stock Yards or Kentucky Bancshares may file with the SEC. KENTUCKY BANCSHARES’ SHAREHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STOCK YARDS, KENTUCKY BANCSHARES AND THE PROPOSED TRANSACTION. When filed, the registration statement, the definitive proxy statement/prospectus and other documents relating to the merger transaction filed by Stock Yards and Kentucky Bancshares can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Stock Yards’ website at www.syb.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Stock Yards upon written request to Stock Yards, Attention: Chief Financial Officer, 1040 East Main Street, Louisville, Kentucky 40206 or by calling (502) 582-2571, or to Kentucky Bancshares, Attention: Chief Financial Officer, 339 Main Street, Paris, Kentucky 40361 or by calling (859) 987-1795.

Participants in the Solicitation

Stock Yards, Kentucky Bancshares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Kentucky Bancshares’ shareholders in connection with the proposed transaction. Information about the directors and executive officers of Stock Yards and their ownership of Stock Yards common stock is set forth in the definitive proxy statement for Stock Yards’ 2020 annual meeting of shareholders, as previously filed with the SEC on March 13, 2020, and Stock Yards’ Annual Report on Form 10-K for the year ended December 31, 2019, as previously filed with the SEC on February 28, 2020, as well as other documents filed with the SEC. Information about the directors and executive officers of Kentucky Bancshares and their ownership of Kentucky Bancshares common stock is set forth in the definitive proxy statement for Kentucky Bancshares’s 2020 annual meeting of shareholders, as previously filed with the SEC on May 11, 2020, and Kentucky Bancshares’ Annual Report on Form 10-K for the year ended December 31, 2019, as previously filed with the SEC on March 10, 2020, as well as other documents filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by securities holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents regarding the proposed transaction to be filed with the SEC when they become available. You may obtain free copies of these documents from Stock Yards or Kentucky Bancshares using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Measures

This communication contains certain non-GAAP financial measures of Stock Yards and Kentucky Bancshares determined by methods other than in accordance with generally accepted accounting principles. We use non-GAAP financial measures to provide meaningful supplemental information regarding our performance. We believe these non-GAAP measures are beneficial in assessing our operating results and related trends, and when planning and forecasting future periods. These non-GAAP disclosures should be considered in addition to, and not as a substitute for or preferable to, financial results determined in accordance with GAAP. The non-GAAP financial measures we use may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations.

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